British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

	X	Schedule A

Schedule B
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Titan Trading Analytics Inc.	July 31, 2003	03/09/29

ISSUER'S ADDRESS	200 – 675 West Hastings Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Vancouver, B.C.	B.C.	V6B 1N2	(604) 681-7600	(604) 681-7622
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
Ken Powell	President			(780) 435-5576
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	www.titantrading.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Ken Powell"	Ken Powell	03/09/29
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Michael Gossland"	Michael Gossland	03/09/29
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

Consolidated Financial Statements of

TITAN TRADING ANALYTICS INC.

(Unaudited – Prepared by Management)

Nine Months ended July 31, 2003

TITAN TRADING ANALYTICS INC.
(Incorporated under the laws of British Columbia)
Consolidated Balance Sheets
(Canadian Dollars)
	July 31,	October 31,
	2003	2002
	(unaudited)	(audited)

Assets

Current assets:
Cash, due from brokers, and short-term investments	$1,351	$819
GST and other receivables	7,441	2,296
	8,792	3,115

Capital assets (note 4)	3,949	5,000

	$12,741	$8,115

Liabilities and Shareholders’ Equity (Deficiency)

Current liabilities:
Accounts payable and accrued liabilities	$53,019	$53,980
Loans payable (note 6)	122,254	-

	175,273	53,980

Shareholders’ equity:
Share capital (note 5)	3,715,938	3,715,938
Deficit	(3,878,470)	(3,761,803)
	(162,532)	(45,865)

	$12,741	$8,115

On behalf of the Board:

“Ken Powell”                     Director

“Michael Gossland”         Director

The accompanying notes are an integral part of the financial statements

TITAN TRADING ANALYTICS INC.
Consolidated Statements of Operations and Deficit
(Unaudited – prepared by management)
(Canadian Dollars)
	Three Months ended		Nine Months ended
	July 31,		July 31,
	2003	2002	2003	2002

Revenue:
Software and subscription sales	$-	$8,313	$2,598	$34,649
Trading Income	-	-	-	-
	-	8,313	2,598	34,649

Expenses:
Advertising, marketing and promotion	-	14,676	1,136	24,175
Amortization	323	13,202	1,051	57,611
Bank charges	84	803	382	2,212
Consulting fees	33,000	-	58,150	-
Foreign exchange loss	-	1,950	-	3,283
Investor relations	1,231	-	11,209	15,724
Management fees	10,500	18,625	30,500	43,600
Office	1,204	8,756	3,214	19,685
Professional fees	4,954	8,650	10,744	16,083
Rent	-	75	-	2,840
Salaries and benefits	-	25,669	869	105,267
System testing	-	290	-	7,857
Telephone	-	1,552	1,358	5,144
Travel	-	-	652	-
	$51,296	$94,248	$119,265	$303,481

Loss from operations	(51,296)	(85,935)	(116,667)	(268,832)

Interest and Other Income	-	7	-	607

Net loss for the period	(51,296)	(85,928)	(116,667)	(268,225)

Deficit, beginning of period	(3,827,174)	(3,283,038)	(3,761,803)	(3,100,741)

Deficit, end of period	$(3,878,470)	$(3,368,966)	$(3,878,470)	$(3,368,966)

Basic and diluted loss per share	$0.01	$0.01	$0.02	$0.04

Weighted number of common
shares outstanding	6,962,966	6,812,966	6,962,966	6,812,966

The accompanying notes are an integral part of the financial statements

TITAN TRADING ANALYTICS INC.
Consolidated Statements of Cash Flows For the Period ended July 31, 2003
(Unaudited – prepared by management)
(Canadian Dollars)
	Three Months ended		Nine Months ended
	July 31,		July 31,
	2003	2002	2003	2002

Cash flows from operating activities:
Net loss	$(51,296)	$(85,928)	$(116,667)	$(268,225)
Amortization, an item not involving cash	323	13,202	1,051	57,611
Changes in non-cash operating accounts	3,772	1,562	(6,106)	139

	(47,201)	(71,164)	(121,722)	(210,475)

Cash flows from investing activities:
Software and systems development	-	(29,311)	-	(106,978)

Cash flows from financing activities:
Loans payable	47,192	-	122,254	-

Increase (decrease) in cash	(9)	(100,475)	532	(317,453)

Cash and short –term investments,
beginning of period	1,360	158,439	819	375,417

Cash and short-term investments,
end of period	$1,351	$57,964	$1,351	$57,964

The accompanying notes are an integral part of the financial statements

TITAN TRADING ANALYTICS INC. Notes to Interim Financial Statements, page 1 Nine Months ended July 31, 2003 (Unaudited – prepared by management)

1.

Interim financial statements:

These unaudited prepared financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, accordingly, certain information and note disclosures normally included in financial statements prepared in accordance with Canadian generally accepted accounting standards have been omitted. These financial statements have been prepared using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended October 31, 2002 and should be read in conjunction with those financial statements.

2.

United States accounting principles:

This note summarizes the material variations in the accounting principles; practices and methods between Canadian and United States generally accepted accounting principles (GAAP) and how these variations impact the financial statements.

a)

Balance sheet

There are no differences between United States generally accepted accounting principles and Canadian generally accepted accounting principles that would result in material changes to the balance sheet.

b)

Escrow shares

Under United States generally accepted accounting principles, the 2,850,000 common shares of the Company held in escrow were considered contingent shares until 2002 when the release from escrow became based upon the passage of time. When these shares are released from escrow, to the extent their fair market value exceeds their issuance price, compensation expense would be recognized by the Company.

c)

Cost of sales

Under United States generally accepted accounting principles costs of sales are required to be separately disclosed. The cost of sales for software sales and trading income in the current and comparable prior interim three-month period is comprised of:

	July 2003	July 2002

Amortization of software and systems development	$728	$57,610
Delivery	361	1,152
Cost of sales	$1,089	$58,762

TITAN TRADING ANALYTICS INC. Notes to Interim Financial Statements, page 2 Nine Months ended July 31, 2003 (Unaudited – prepared by management)

d)

Loss per share

Under United States generally accepted accounting principles, the loss per share calculated on the basis that the weighted average number of shares outstanding during the year excludes shares which are considered contingent shares. On that basis:

	July 31,	July 31,
	2003	2002

Weighted average number of shares
Outstanding	6,962,966	6,812,966

Net loss per share	$(0.02)	$(0.04)

e)

Stock options

Under United States generally accepted accounting principles, granting of stock options to directors, officers and employees or repricing stock options may give rise to a charge to income for compensation. The company has prepared its financial statements in accordance with APB 25 under which stock options are measured by the intrinsic value method whereby directors, officers and employee compensation cost is limited to the excess of the quoted market price at date of grant or repricing over the option exercise price. Since the exercise price was equal to or more than the quoted market price at the dates the stock options were granted, there was no compensation cost to be recognized.

f)

Development stage enterprise

Under United States generally accepted accounting principles the Company is considered to be a development stage enterprise and all revenues and expenses and cash flows from inception to the reporting date are to be reported.

The Company’s consolidated revenue and expenses from incorporation on November 30, 1993 to July 31, 2003 are:

TITAN TRADING ANALYTICS INC. Notes to Interim Financial Statements, page 3 Nine Months ended July 31, 2003 (Unaudited – prepared by management)

f)	Development stage enterprise – continued:

Revenue:

Software licenses and subscriptions	$275,761
Trading income	41,044

316,805

Expenses:
Advertising, marketing and promotion	495,346
Amortization	1,086,252
Bank charges	16,725
Bad debt	3,000
Capital taxes	11,507
Consulting	88,150
Directors’ fees	20,000
Financing fees	23,683
Foreign exchange loss	6,188
Investor relations	228,818
Management fees	522,768
Office	142,355
Professional fees	241,482
Rent	49,520
Research and development	450,601
Salaries and benefits	762,091
System testing	85,640
Telephone	51,482
Travel	111,294

4,396,902

(4,080,097)
Interest and other income	201,627

Net loss for the period and deficit accumulated
during the development stage	$(3,878,470)

TITAN TRADING ANALYTICS INC. Notes to Interim Financial Statements, page 4 Nine Months ended July 31, 2003 (Unaudited – prepared by management)

f)	Development stage enterprise – continued: The Company’s cash flow from incorporation on November 30, 1993 to July 31, 2003 are:

Cash flows from (used in) operating activities
Net loss for the period	$(3,878,470)
Adjustments for:
Amortization	1,086,252
Foreign exchange gain	971
Loss on disposition of capital assets	1,021
(2,790,226)
Net change in non-cash working capital balances
Increase in accounts receivable	(7,441)
Increase in prepaid expenses	-
Increase in accounts payable and accrued liabilities	53,019

Cash used in operating activities	(2,744,648)

Cash flows used in investing activities
Software and system development	(947,877)
Acquisitions of capital assets	(143,345)

Cash used in investing activities	(1,091,222)

Cash flows from (used in) financing activities
Issuance of common shares	3,857,027
Share issue costs	(141,089)
Loans payable	122,254

Cash from financing activities	3,838,192

Foreign exchange gain on cash held in foreign currency	(971)

Net increase in cash during the period	1,351

Cash, due from brokers, and short-term
investments, beginning of period	-

Cash, due from brokers, and short-term
investments, end of period	$1,351

TITAN TRADING ANALYTICS INC. Notes to Interim Financial Statements, page 5 Nine Months ended July 31, 2003 (Unaudited – prepared by management)

3.

Significant accounting policies:

These financial statements are prepared in accordance with accounting principles generally accepted in Canada which do not differ from those established in the United States, except as disclosed in note 2.

	a)	Consolidation - The financial statements include the accounts of the company and of its wholly-owned subsidiary, Titan Trading Corp.

	b)	Capital assets - Capital assets are recorded at cost and amortized at the following annual rates: Computer equipment - 30% declining balance

4.	Capital assets:
			Accumulated	July 31, 2003
		Cost	amortization	Net Book Value

	Computers	$12,000	$8,051	$3,949

5.	Share capital:

	# of Shares	Amount
Authorized
100,000,000 common shares, without par value
Issued
Issued for cash during the period ended October 31,	1	$1
Issued for cash	4,114,000	1,314,900

Balance, October 31, 1995	4,114,001	1,314,901
Issued for cash	4,302,000	1,055,500
Share issue costs	---	(141,089)

Balance, October 31, 1996	8,416,001	2,229,312
Issued for cash	316,000	442,400

Balance, October 31, 1997	8,732,001	2,671,712
Issued for cash	125,000	131,250

Balance, October 31, 1998 and 1999	8,857,001	2,802,962
Issued for cash	275,965	572,976

Balance, October 31, 2000	9,132,966	3,375,938
Issued for cash	680,000	340,000

Balance, October 31, 2001, 2002 and July 31, 2003	9,812,966	$3,715,938

2,850,000 of the common shares issued during 1996 are held in escrow. The release from escrow is based upon the policies of the British Columbia Securities Commission and is based upon the passage of time.

TITAN TRADING ANALYTICS INC. Notes to Interim Financial Statements, page 6 Nine Months ended July 31, 2003 (Unaudited – prepared by management)

5.	Share capital – continued:

	Directors, Officers and	Common Share
	Employee Stock Options	Purchase Warrants
Outstanding, Nov. 1, 2000
Number	825,000	250,067
Exercise price	$0.90 to July 2001	$2.55 to May 2001
		$3.00 to September 2001
Number	72,852
Exercise price	$0.85 to January 2004
Number	431,250
Exercise price	$1.00 to April 2004	---

Amended during 2001
Number	1,250,000	---
Exercise price	825,000 from $0.90 to $0.61
	to January 2006
	425,000 from $1.00 to $0.61
	to January 2006
Issued during 2001
Number	255,000 vesting over 18 months	550,000
Exercise price	$0.61 to January 2006	$0.61 to February 2003
Number	250,000 vesting over 18 months	130,000
Exercise price	$0.50 to May 2006	$0.61 to March 2003

Expired during 2001
Number	(79,102)	(250,067)
Exercise price	72,852 at $0.85 to January 2001	$3.00 to September 2001
	6,250 at $1.00 to April 2004
Amended during 2002
Number	1,235,000	---
Exercise price	from $0.61 to $0.25
	to January 2006
Issued during 2002
Number	570,000 vesting over 24 months	---
Exercise price	$0.25 to January 2006

Retracted during 2002
Number	(270,000)	---
Exercise price	$0.61 to January 2006

Expired during 2003
Number		(550,000)
Exercise price		$0.61 to February 2003
Number		(130,000)
Exercise price		$0.61 to March 2003
Outstanding, July 31, 2003	2,055,000	---

6.	Loans payable: The amounts are unsecured, non-interest bearing and are payable on demand.

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

Schedule A

	X	Schedules B and C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Titan Trading Analytics Inc.	July 31, 2003	03/09/29

ISSUER'S ADDRESS	200 – 675 West Hastings Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Vancouver, B.C.	B.C.	V6B 1N2	(604) 681-7600	(604) 681-7622
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
Ken Powell	President			(780) 435-5576
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	www.titantrading.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Ken Powell"	Ken Powell	03/09/29
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Michael Gossland"	Michael Gossland	03/09/29
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

TITAN TRADING ANALYTICS INC. Notes to Interim Financial Statements, page 1 Nine Months ended July 31, 2003 (Unaudited – prepared by management)

1.
Interim financial statements:

These unaudited prepared financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, accordingly, certain information and note disclosures normally included in financial statements prepared in accordance with Canadian generally accepted accounting standards have been omitted. These financial statements have been prepared using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended October 31, 2002 and should be read in conjunction with those financial statements.

2.

United States accounting principles:

This note summarizes the material variations in the accounting principles; practices and methods between Canadian and United States generally accepted accounting principles (GAAP) and how these variations impact the financial statements.

a)

Balance sheet

There are no differences between United States generally accepted accounting principles and Canadian generally accepted accounting principles that would result in material changes to the balance sheet.

b)

Escrow shares

Under United States generally accepted accounting principles, the 2,850,000 common shares of the Company held in escrow were considered contingent shares until 2002 when the release from escrow became based upon the passage of time. When these shares are released from escrow, to the extent their fair market value exceeds their issuance price, compensation expense would be recognized by the Company.

c)

Cost of sales

Under United States generally accepted accounting principles costs of sales are required to be separately disclosed. The cost of sales for software sales and trading income in the current and comparable prior interim three-month period is comprised of:

	July 2003	July 2002

Amortization of software and systems development	$728	$57,610
Delivery	361	1,152
Cost of sales	$1,089	$58,762

TITAN TRADING ANALYTICS INC. Notes to Interim Financial Statements, page 2 Nine Months ended July 31, 2003 (Unaudited – prepared by management)

d)

Loss per share

Under United States generally accepted accounting principles, the loss per share calculated on the basis that the weighted average number of shares outstanding during the year excludes shares which are considered contingent shares. On that basis:

	July 31,	July 31,
	2003	2002

Weighted average number of shares
Outstanding	6,962,966	6,812,966

Net loss per share	$(0.02)	$(0.04)

e)

Stock options

Under United States generally accepted accounting principles, granting of stock options to directors, officers and employees or repricing stock options may give rise to a charge to income for compensation. The company has prepared its financial statements in accordance with APB 25 under which stock options are measured by the intrinsic value method whereby directors, officers and employee compensation cost is limited to the excess of the quoted market price at date of grant or repricing over the option exercise price. Since the exercise price was equal to or more than the quoted market price at the dates the stock options were granted, there was no compensation cost to be recognized.

f)

Development stage enterprise

Under United States generally accepted accounting principles the Company is considered to be a development stage enterprise and all revenues and expenses and cash flows from inception to the reporting date are to be reported.

The Company’s consolidated revenue and expenses from incorporation on November 30, 1993 to July 31, 2003 are:

TITAN TRADING ANALYTICS INC. Notes to Interim Financial Statements, page 3 Nine Months ended July 31, 2003 (Unaudited – prepared by management)

f)	Development stage enterprise – continued:

Revenue:

Software licenses and subscriptions	$275,761
Trading income	41,044

316,805

Expenses:
Advertising, marketing and promotion	495,346
Amortization	1,086,252
Bank charges	16,725
Bad debt	3,000
Capital taxes	11,507
Consulting	88,150
Directors’ fees	20,000
Financing fees	23,683
Foreign exchange loss	6,188
Investor relations	228,818
Management fees	522,768
Office	142,355
Professional fees	241,482
Rent	49,520
Research and development	450,601
Salaries and benefits	762,091
System testing	85,640
Telephone	51,482
Travel	111,294

4,396,902

(4,080,097)
Interest and other income	201,627

Net loss for the period and deficit accumulated
during the development stage	$(3,878,470)

TITAN TRADING ANALYTICS INC. Notes to Interim Financial Statements, page 4 Nine Months ended July 31, 2003 (Unaudited – prepared by management)

f)	Development stage enterprise – continued: The Company’s cash flow from incorporation on November 30, 1993 to July 31, 2003 are:

Cash flows from (used in) operating activities
Net loss for the period	$(3,878,470)
Adjustments for:
Amortization	1,086,252
Foreign exchange gain	971
Loss on disposition of capital assets	1,021
(2,790,226)
Net change in non-cash working capital balances
Increase in accounts receivable	(7,441)
Increase in prepaid expenses	-
Increase in accounts payable and accrued liabilities	53,019

Cash used in operating activities	(2,744,648)

Cash flows used in investing activities
Software and system development	(947,877)
Acquisitions of capital assets	(143,345)

Cash used in investing activities	(1,091,222)

Cash flows from (used in) financing activities
Issuance of common shares	3,857,027
Share issue costs	(141,089)
Loans payable	122,254

Cash from financing activities	3,838,192

Foreign exchange gain on cash held in foreign currency	(971)

Net increase in cash during the period	1,351

Cash, due from brokers, and short-term
investments, beginning of period	-

Cash, due from brokers, and short-term
investments, end of period	$1,351

TITAN TRADING ANALYTICS INC. Notes to Interim Financial Statements, page 5 Nine Months ended July 31, 2003 (Unaudited – prepared by management)

3.

Significant accounting policies:

These financial statements are prepared in accordance with accounting principles generally accepted in Canada which do not differ from those established in the United States, except as disclosed in note 2.

	a)	Consolidation - The financial statements include the accounts of the company and of its wholly-owned subsidiary, Titan Trading Corp.

	b)	Capital assets - Capital assets are recorded at cost and amortized at the following annual rates: Computer equipment - 30% declining balance

4.	Capital assets:

		Accumulated	July 31, 2003
	Cost	amortization	Net Book Value

Computers	12,000	$8,051	$3,949

5.	Share capital:

		# of Shares	Amount
	Authorized
	100,000,000 common shares, without par value
	Issued
	Issued for cash during the period ended October 31,	1	$1
	Issued for cash	4,114,000	1,314,900

	Balance, October 31, 1995	4,114,001	1,314,901
	Issued for cash	4,302,000	1,055,500
	Share issue costs	--	(141,089)

	Balance, October 31, 1996	8,416,001	2,229,312
	Issued for cash	316,000	442,400

	Balance, October 31, 1997	8,732,001	2,671,712
	Issued for cash	125,000	131,250

	Balance, October 31, 1998 and 1999	8,857,001	2,802,962
	Issued for cash	275,965	572,976

	Balance, October 31, 2000	9,132,966	3,375,938
	Issued for cash	680,000	340,000

	Balance, October 31, 2001, 2002 and July 31, 2003	9,812,966	$3,715,938

2,850,000 of the common shares issued during 1996 are held in escrow. The release from escrow is based upon the policies of the British Columbia Securities Commission and is based upon the passage of time.

TITAN TRADING ANALYTICS INC. Notes to Interim Financial Statements, page 6 Nine Months ended July 31, 2003 (Unaudited – prepared by management)

5.	Share capital – continued:

		Directors, Officers and	Common Share
		Employee Stock Options	Purchase Warrants
	Outstanding, Nov. 1, 2000
	Number	825,000	250,067
	Exercise price	$0.90 to July 2001	$2.55 to May 2001
			$3.00 to September 2001
	Number	72,852
	Exercise price	$0.85 to January 2004
	Number	431,250
	Exercise price	$1.00 to April 2004	---

	Amended during 2001
	Number	1,250,000	---
	Exercise price	825,000 from $0.90 to $0.61
		to January 2006
		425,000 from $1.00 to $0.61
		to January 2006
	Issued during 2001
	Number	255,000 vesting over 18 months	550,000
	Exercise price	$0.61 to January 2006	$0.61 to February 2003
	Number	250,000 vesting over 18 months	130,000
	Exercise price	$0.50 to May 2006	$0.61 to March 2003

	Expired during 2001
	Number	(79,102)	(250,067)
	Exercise price	72,852 at $0.85 to January 2001	$3.00 to September 2001
		6,250 at $1.00 to April 2004
	Amended during 2002
	Number	1,235,000	---
	Exercise price	from $0.61 to $0.25
		to January 2006
	Issued during 2002
	Number	570,000 vesting over 24 months	---
	Exercise price	$0.25 to January 2006

	Retracted during 2002
	Number	(270,000)	---
	Exercise price	$0.61 to January 2006

	Expired during 2003
	Number		(550,000)
	Exercise price	---	$0.61 to February 2003
	Number		(130,000)
	Exercise price		$0.61 to March 2003

	Outstanding, July 31, 2003	2,055,000	---

6.	Loans payable: The amounts are unsecured, non-interest bearing and are payable on demand.

TITAN TRADING ANALYTICS INC. Schedule “B”, page 1 Nine months ended July 31, 2003 (Unaudited – prepared by management)

1.

	(a)	Related Party Transactions current fiscal year-to-date: Expenses include the following payments (exclusive of GST) to companies affiliated with certain directors and officers:

	2003	2002

Michael B. Paauwe & Associates	$-	$71,800
Michael Gossland & Associates	48,000	62,812
William Yang	13,150	-
	$61,150	$134,612

2.

	(a)	Securities issued during quarter ended July 31, 2003:

Date	Type	Shares	Price	Amount	Consideration

None

	(b)	Options granted during quarter ended July 31, 2003: None

3.

	(a)	Authorized and issued share capital as at July 31, 2003: 100,000,000 common shares, no par value.

	(b)	As at July 31, 2003 a total of 9,812,966 common shares have been issued for a total of $3,715,938.

	(c)	Options, warrants and convertible securities outstanding as at July 31, 2003:

(i) Incentive Stock options: As at July 31, 2003, the Company had the following incentive stock options outstanding:

Number of Shares	Exercise Price	Expiry Date

See note 5 to the attached financial statements for the Nine months ended July 31, 2003.

TITAN TRADING ANALYTICS INC. Schedule “B”, page 2 Nine months ended July 31, 2003 (Unaudited – prepared by management)

(ii)	Share purchase warrants:

Number of Warrants	Exercise Price	Expiry Date

None

(iii)	Convertible securities: As at July 31, 2003, the Company had the following convertible securities outstanding:

		Number of Convertible Securities	Conversion Price	Expiry Date

None

4.

	(a)	Shares in escrow or subject to pooling as at July 31, 2003:

The Company had 2,850,000 common shares are held in escrow.

5.

	(a)	List of directors and officers as at July 31, 2003:

Dr. Ken Powell	Director & President
Michael Gossland	Director & Secretary
Dr. Paul Shatzko	Director
Phillip S. Carrozza II	Director
William Yang	Director

TITAN TRADING ANALYTICS INC. Schedule “C” Nine months ended July 31, 2003, page 1 (Unaudited – prepared by management)

Nature of Business:

Titan Trading Analytics Inc. (the “Company”) is a financial software developer of neural network based stock market timing and trading analytics software. The Company has operated primarily in a research and development mode since May 1994 and has yet to establish a profitable software or trading business. The Company plans to exploit its proprietary trading software technology in two ways:

1.	By establishing a profitable trading operation and money management business using the trading technology, and;

2.	By marketing and licensing software to professional and private stock traders.

Review of Operations:

Market conditions as regards volume of trading activity materially improved during and subsequent to the quarter. Accordingly, we believe the marketing potential of our trading software has markedly improved from the previous quarter, whether as regards licensing or sub-licensing our proprietary and licensed software to third parties or as regards Titan marketing itself as a proprietary trader utilizing our software. As such, we believe we are on the verge on becoming a commercially viable enterprise.

During the quarter, the Company reached agreement to exclusively license logic and automatic order execution software from Philip Carrozza of Cignal Technologies, Rhode Island. Under that agreement Mr. Carrozza was appointed to Titan's Board of Directors and became Titan’s Director of US Trading Operations. The licensed components form a complete platform to systematically trade a large number of stocks or futures on multiple timeframes, from multi-day to intra-day. Under the terms of the agreement, Titan has an exclusive license to the technology and will provide financial and technical support for its ongoing development.

The trading logic component of the technology is based on techniques Mr. Carrozza used in his 16 years of experience as a successful trader. Once configured, the trading logic software is completely mechanical and simultaneously tracks all highly liquid NYSE and NASDAQ stocks. The automatic order execution software can be adapted to any indicators or trading signals, including trading models developed by other traders or trading firms.

Subsequent to the quarter the Company announced the successful conclusion of its initial test of its proprietary automated trading software, the Titan Order Execution System (“TOES”), and that larger scale actual trading had begun. Titan plans to offer TOES to client trading firms in the near future.

TITAN TRADING ANALYTICS INC. Schedule “C” Nine months ended July 31, 2003, page 2 (Unaudited – prepared by management)

Also subsequent to quarter-end the Company announced a successful initial four month test of its proprietary S&P Futures trading system and that during the test, gross and net gains had been realized in actual trading activities.

Analysis of Financial Results for the Period:

During the quarter ended July 31, 2003 net loss was $51,296 compared to $85,928 for the same period last year. Total expenses were $42,952 lower than for the same period last year due primarily to lower salaries, amortization, advertising, marketing and promotion expenses. This reflects the corporate restructuring effected by the revised Board and management team.

During the nine months period ended July 31, 2003 net loss was $116,667 compared to $268,225 for the same period last year. Total expenses were $184,216 lower than for the same period last year due primarily to lower salaries, amortization, advertising, marketing and promotion expenses. This reflects the corporate restructuring effected by the revised Board and management team.

Liquidity and Going Concern Risk:

As at July 31, 2003 the Company had current assets of $8,792, total assets of $12,741 and a working capital deficit of $166,481. At the previous fiscal yearend of October 31, 2002 the Company had current assets of $3,115, total assets of $8,115 and a working capital deficit of $45,865. As at July 31, 2002 the Company reported current assets of $63,821, total assets of $379,928 and a working capital surplus of $30,865.

We expect to raise funds in the near term and to that end we are currently engaged in a private placement round as announced by news release on September 10, 2003. In the event that we are unable to close additional financing, this would have a material adverse effect on our ability to continue as a going-concern.

Forward-Looking Statements:

The discussion in this report included forward-looking statements. Our forward-looking statements include without limitation statements about our market opportunity, strategies and future prospects. Although we believe any such statements made herein are reasonable we cannot guarantee future results, levels of activity, performance or achievements. Titan Trading remains a development stage company and neither we nor anyone else assumes responsibility for the accuracy and completeness of such forward-looking statements. We undertake no obligation to publicly update any forward looking-statements for any reason.